[AIG Letterhead]
June 29, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Jeffrey P. Riedler

Re:	American International Group, Inc.
Registration Statement on Form S-4
Filed March 18, 2009
Amendment No. 1
Filed May 1, 2009
and Documents Incorporated by Reference
File No. 333-158098

Registration Statement on Form S-4
Filed March 17, 2009
Amendment No. 1
Filed May 1, 2009
and Documents Incorporated by Reference
File No. 333-158019
Dear Mr. Riedler:
     On behalf of American International Group, Inc. (“AIG”), I am transmitting for filing under the Securities Act of 1933, as amended, (i) Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-158019) (the “A-6 Registration Statement”), relating to up to $4,000,000,000 of AIG’s 8.175% Series A-6 Junior Subordinated Debentures which AIG plans to offer in exchange for any and all of its outstanding unregistered 8.175% Series A-6 Junior Subordinated Debentures, and (ii) Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-158098) (together with the A-6 Registration Statement, the “Registration Statements,” and each, the “Registration Statement”), relating to up to $3,250,000,000 of AIG’s 8.250% Notes due 2018 which AIG plans to offer in exchange for any and all of its outstanding unregistered 8.250% Notes due 2018.

Securities and Exchange Commission	-2-
     I have been authorized by AIG to request that you take appropriate action to cause each of the above-referenced Registration Statements to become effective on June 30, 2009 at 9:00 a.m. or as soon thereafter as practicable.
     Please direct any questions or comments regarding this filing to the undersigned at (212) 770-5123.

Very truly yours,
/s/ Kathleen E. Shannon

Kathleen E. Shannon

cc:	Robert W. Reeder III Ann Bailen Fisher (Sullivan & Cromwell LLP)